2025 REPORT

The Good Mineral Company


THE GOOD MINERAL
AWARD-WINNING CLEAN MAKEUP
FOR SENSITIVE SKIN
(EVEN ACNE-PRONE SKIN)
THE GOOD MINERAL

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

2025 was the year we proved this works. We took your investment and turned $170K in revenue into $428K, a 152% increase. We grew our email list from 7K to 20K subscribers, which now drives over 25% of all revenue at almost no cost. We launched three new foundation shades, the Mini Perfecter Brush (nearly sold out), and restocked our Soft Complexion Pressed Powder which generated $22K in a single week. On a personal level, what keeps me going are the reviews. Women who have struggled with reactive skin for years are writing to tell us they finally feel confident wearing makeup again. If you haven't read them, please take a look on our website. Every one confirms what we already believed: this is a much needed product. Creating the three new Milk shades for our biggest purchasing audience was a real win too. Getting the tones right for that community mattered deeply to us. It wasn't a perfect year. We pushed Meta ad spend too hard in Q4 and learned an expensive lesson about scaling a single channel too fast. But the fundamentals are strong: 43% of customers come back to buy again, and we have 450+ reviews at 4.8 out of 5 stars. 2026 is about building smarter, more diversified growth through email, TikTok Shop, Google, and a new product launch. Thank you for believing in us early. Your support gave us the foundation to build on.

We need your help!

Three ways you can support The Good Mineral right now. First, introductions. If you know beauty investors, ecommerce operators, or anyone who has scaled a beauty DTC brand past $1M in revenue, we would love an intro. We are preparing for our next phase of growth and the right connections could be transformative. Second, spread the word please. Try our products yourself or share them with someone in your life who struggles with acne-prone or sensitive skin. Our best customers come from personal recommendations, and every single referral matters! Third, we have a specific near-term opportunity; especially for TikTok Shop success. We need a $10K short-term loan (6 months) to fund the first production run of our new Korean-made Anti-Blemish Treatment Wipes, ideally launching this summer. This is a shade-free (no need to color match skin tones, a barrier to fast sales), low price point product designed for TikTok Shop and impulse ecommerce. If this interests you, or you know someone it might, please reach out to me directly at **ego@thegoodmineral.com** and I will share the full exciting product brief.

Sincerely,

Ego Iwegbu
CEO & Co Founder

Sarah Dusek
Member

Jacob Dusek
Member

How did we do this year?

REPORT CARD



B+

☺ The Good	☹ The Bad
Revenue hit $428K, up 152% YoY. Shopify alone grew 196% to $347K, proving strong DTC demand for our products.	Meta ad spend reached $274K with ROAS compressing to ~1:1 in Q4. Revenue grew but efficiency declined as we scaled spend.
Email list grew to 20K subscribers and now drives 25%+ of revenue at under $3K/year, our most capital-efficient channel.	Ended the year with a $73K Meta payable from the Q4 spend test. A cash flow risk we're actively managing into 2026.
Launched 3 new shades + Mini Perfecter Brush. Soft Complexion restock drove $22K in one week, confirming repeat demand.	Growth was too dependent on Meta as a single channel; we didn't diversify into TikTok, affiliates, or organic fast enough.

2025 At a Glance

January 1 to December 31



$396,371 +132%
Revenue



-$79,756
Net Loss



$136,108 +144%
Short Term Debt



$65,444
Raised in 2025



$13,020
Cash on Hand
As of 03/31/26

INCOME   BALANCE   NARRATIVE





Revenues
Profit
$170,898
-$112,343
$396,371
-$79,756
2024
2025

Net Margin: -20% Gross Margin: 94% Return on Assets: -49% Earnings per Share: -$0.05 Revenue per Employee: $99,093

Cash to Assets: 3% Revenue to Receivables: ~ Debt Ratio: 307%

The_Good_Mineral_GAAP_2_years.pdf

The_Good_Mineral_GAAP_2_years.docx.pdf

The_Good_Mineral_annual_financial_statements_2025.pdf

We ❤ Our 39 Investors

Thank You For Believing In Us

Roderick Herron
Anne Abberton
Natasa Nikolic
Yolanda GARRETT
Emma OBrien
Anel Alsenova
Michael Johnson
Amir Hossein Zeraati Aliabadi
Catherine Barratt
Johnika HARRIS
Tina Rogers Brown
Trish Nelson
Aebhin Cawley
Keita Broadwater
Sarah Graham
Wale Arewa
Ciara Crossan
Donnalee Maria Lawson-...
Ego Iwegbu
Bevin Mahon
Amy Russ
Jennifer Addabbo
Deniz Derman
Verónica Orvalho
Fred Collins
Elvire Jaspers
Sasha Knott
Stella Power
Vanessa Raath
Nicola Mills
Kathryn Carter
Alissa Bayer
Munire Muge Tan Belviso
Hannah Wrixon
Neetu Seth
Gia Gates Henry
Evelyn Chibulu Chilomo
Christi Maherry
Zelda Denny

Thank You!

From the The Good Mineral Company Team



Ego Iwegbu

CEO & Co Founder

Founder, entrepreneur and owner of 9 salons. Author, Mathematics graduate, Brand creator, Customer service expert, Moneymaker, Mother of 2 teenage boys. Ego managers a...



Rebecca Lunn

Inventory & Customer Service Manager

Nothing gets past Rebecca! 5-Star customer service rating and every stock issue noticed, monitored and sorted without...

Details

The Board of Directors

Director	Occupation	Joined
Sarah Dusek	Entrepreneur @ N/A	2020
Egoagwu Iwegbu-Daley	CEO & Co-Founder @ The Good Mineral	2020
Jacob Dusek	Entrepreneur @ N/A	2020
Natasha Iwegbu	Engineer @ N/A	2020

Natasha Iwegbu   Engineer @ N/A   2020

Officers

Officer	Title	Joined
Egoagwu Iwegbu-Daley	CEO President	2020
Sarah Dusek	Secretary	2020
Jacob Dusek	Treasurer	2020
Natasha Iwegbu	Founder	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Egoagwu Iwegbu-Daley	600,000 Common	37.1%
Enygma Ventures LLC (100% owned by Paradigm22, which is 50% owned by Sarah Dusek, and 50% owned by Jacob Dusek)	666,666 Common Stock	41.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2020	$333,000	Common Stock	Section 4(a)(2)
01/2022	$300,000		Section 4(a)(2)
06/2024	$15,000		Section 4(a)(2)
05/2025	$65,444		4(a)(6)
01/2026	$100,300		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
First Security Bank division of Glacier Bank ❓	06/21/2024	$15,000	$6,672 ❓	8.25%	06/21/2025	Yes
SHOPIFY ❓	01/21/2026	$100,300	$68,536 ❓	2.1%	06/01/2027	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,616,666	1,616,666	Yes

Warrants: 0
Options: 0

Form C Risks:

The cost of acquiring new customers is high in the cosmetics industry with many players. We may not be able to get the cost of ads down to a profitable level fast enough.

We may be copied by larger companies before we can establish ourselves as the leader in the makeup-for-acne space.

We may not be able to get into retailers in 2025 and then when we do have the opportunity we may not be financially stable enough to handle it.

Sarah Dusek, Natasha Iwegbu and Jacob Dusek are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The clean beauty market is highly competitive, with established brands and new entrants regularly launching similar products. The Good Mineral may face challenges in differentiating its products and maintaining market share.

The company relies on specific suppliers for clean and hypoallergenic ingredients. Disruptions in the supply chain or increases in raw material costs could impact production and profitability.

As a makeup brand, The Good Mineral must comply with various FDA regulations, as well as labeling and safety standards. Failure to comply with these requirements could result in fines or product recalls, impacting brand reputation and finances.

Since The Good Mineral targets consumers with sensitive and acne-prone skin, any adverse reactions to products could lead to liability claims, impacting the company financially and harming its reputation.

The brand's growth relies heavily on consumer loyalty and positive reviews. If consumer preferences shift or customer satisfaction declines, it could significantly impact revenue.

If The Good Mineral outsources production, any delays or quality control issues at manufacturing facilities could affect product availability and quality, leading to potential sales loss or reputational damage.

The company's formulas, trademarks, and brand image are valuable assets. If competitors replicate The Good Mineral's products or branding, it could erode the company's market position, especially in the absence of strong intellectual property protection.

In times of economic uncertainty, consumers may cut back on discretionary purchases like cosmetics, which could reduce demand for The Good Mineral's products and impact revenue.

As consumer expectations around environmental responsibility grow, failure to meet sustainability standards or provide eco-friendly packaging may deter potential customers, affecting the company's growth.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company has very tight cashflow constraints and is at risk of running out of cash within the next 6 weeks

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
The Good Mineral Company

Delaware Corporation
Organized October 2020
4 employees
3031 Grand Avenue #229
Billings MT 59102 https://www.thegoodmineral.com/

Business Description

Refer to the The Good Mineral Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Good Mineral Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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